UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒    SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2019

Carolina Complete Health Network, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-4966207
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

222 N. Person Street, Suite 010, Raleigh, NC 27601

(Full mailing address of principal executive offices)

(919) 719-4161

(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our financial statements and the related notes contained in Item 3 of this report, and together with our audited financial statements and related notes included in our Annual Report on Form 1-K for the fiscal year ended December 31, 2018.

This report contains forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect” or the negative or plural of these words or similar expressions. These forward-looking statements include, but are not limited to, statements concerning us, plans and projections. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described under “Risk Factors” in our offering circular qualified on October 29, 2018 and supplemented on April 30, 2019. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this report to conform these statements to actual results or to changes in our expectations.

You should read this report, and the documents that we reference in this report and have filed with the Securities and Exchange Commission (the “SEC”) with the understanding that our actual future results, performance and events and circumstances may be materially different from what we expect.

Overview

Carolina Complete Health Network, Inc., a Delaware corporation (“CCHN,” “we,” “us,” or “our”), was incorporated on May 19, 2016 as a wholly-owned subsidiary of the North Carolina Medical Society (the “NCMS”). CCHN’s primary purpose is to build and operate a network of health care professionals (the “Provider Network”) who will provide medical services under a patient-focused Medicaid health plan (the “Health Plan”) in response to the pending implementation of Medicaid reform in North Carolina. A North Carolina licensed insurance company, Carolina Complete Health, Inc. (“Carolina Complete Health”), will operate the Health Plan. The Health Plan will be owned and operated pursuant to a joint venture (the “Joint Venture”) among the NCMS, CCHN, Centene Corporation (“Centene”) and Centene Health Plan Holdings, Inc., a subsidiary of Centene (“Centene Sub”).

To date, our operations have been limited. During the interim period until the closing of the Joint Venture transactions (the “Joint Venture Closing”), CCHN will conduct its activities primarily by hiring certain full-time employees, outsourcing certain needed functions to NCMS professionals and staff, independent contractors, professional consultancy firms, third-party vendors or other such entities that can provide the capabilities required to recruit and retain providers to participate in the Provider Network. Until the commencement of the Health Plan’s operations, we do not expect to generate any significant revenue from operations.

We anticipate the Joint Venture Closing to occur (notwithstanding our non-compliance with certain closing conditions) prior to the Health Plan’s “go-live” date on February 1, 2020.

Recent Developments

The State of North Carolina issued a request for proposal (the “RFP”) for new Medicaid PHPs – statewide and regional – in August 2018. Carolina Complete Health submitted a response to the RFP on October 19, 2018. On February 4, 2019, Carolina Complete Health was awarded a contract in North Carolina for the Medicaid program that, pending regulatory approval, would be effective February 1, 2020 for an initial three year term, with the option to renew for up to two additional years (the “NC Medicaid Contract”). Under the contract, Carolina Complete Health would provide Medicaid managed care services in NC Medicaid Regions 3 and 5 as defined by the North Carolina Department of Health and Human Services (“NCDHHS”). On March 5, 2019, Carolina Complete Health submitted a letter to NCDHHS accepting the NC Medicaid Contract for Regions 3 and 5 and simultaneously requesting a protest meeting pursuant to the RFP procedures to discuss its concerns, and requesting corrective action in the form of expanding the scope of the NC Medicaid Contract to include the remaining Regions 1, 2, 4, and 6. On April 12, 2019, Carolina Complete Health was informed that the corrective action to expand the scope of the NC Medicaid Contract to other regions was denied.  Carolina Complete Health filed a contested case with the NC Office of Administrative Hearings challenging the agency’s decision. The Carolina Complete Health contested case has been consolidated with other cases related to the agency’s Medicaid transformation contract awards. Discovery is underway, and the hearing is scheduled for January 2020.

Results of Operations

For the six months ended June 30, 2019

As of June 30, 2019, we have yet to generate any revenue from operations.

Beginning in January 2017, Centene has agreed to reimburse us up to $300,000 annually for certain launch, start-up and operational expenses incurred during fiscal years 2017, 2018 and 2019. For the six months ended June 30, 2019, we recorded reimbursable expenses revenue of $150,000 for such expenses incurred.

For the six months ended June 30, 2019, we started hiring full-time employees, and we continue to rely on contracted assistance in connection with our preliminary activities related to building the Provider Network.

For the six months ended June 30, 2019, we incurred total operating costs and expenses of $1,022,346, of which $890,448 were general and administrative expenses related to management employee expenses, contracted resources as well as attorney fees, outside consultants, related-party services and other administrative expenses associated with establishing and running our company. Of these expenses, we incurred expenses of $167,676 from NCMS to engage the resources and related expenses of the NCMS’s professional and administrative staffs to conduct and perform activities on our behalf. Going forward, we will continue to draw upon the NCMS professional and administrative staffs in the performance of some of our activities, and as such, we will incur additional costs associated with the NCMS staffs’ performance of these activities. For the six months ended June 30, 2019, the remaining operating costs and expenses of $131,898 were related to quality and development expenses incurred to recruit and retain a network of health care providers who will provide medical services under the Health Plan. Quality and development expenses were $331,223 lower than the same period in the prior year due to the significant reduction in the use of external senior-level consultants to build the Provider Network.

For the six months ended June 30, 2019, we incurred $125,904 of interest expense under the Term Note “First Loan” and “Second Loan” described in Note 5, “Term Note,” to the financial statements contained in this report.

As a result of the foregoing, net loss for the six months ended June 30, 2019 was $994,048.

For the six months ended June 30, 2018

For the six months ended June 30, 2018, we had no employees and relied exclusively on contracted assistance in connection with our preliminary activities related to building the Provider Network.

For the six months ended June 30, 2018 we incurred total operating costs and expenses of $1,322,696, of which $859,575 were general and administrative expenses related to contracted resources as well as attorney fees, outside consultants, related-party services and other administrative expenses. Of these expenses, we incurred expenses of $221,576 from NCMS to engage the resources and related expenses of the NCMS’s professional and administrative staffs to conduct and perform activities on our behalf. The remaining operating costs and expenses of $463,121 were related to quality and development expenses incurred to recruit and retain a network of health care providers who will provide medical services under the Health Plan.

During the six months ended June 30, 2018, we incurred $60,274 of interest expense under the First Loan.

As a result of the foregoing, net loss for the six months ended June 30, 2018 was $1,227,453.

Provision for Income Taxes

CCHN recognizes deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. CCHN assessed the need for a valuation allowance against our net deferred tax assets and determined a full valuation allowance is required as of June 30, 2019 and December 31, 2018 due to uncertainty regarding future revenue generating activities. Therefore, a full valuation allowance of $1,045,582 and $837,093 was recorded for the periods ended June 30, 2019 and December 31, 2018, respectively.

CCHN does not have any uncertain tax positions. CCHN has not recorded any interest or penalties in the financial statements as of June 30, 2019 and December 31, 2018.

Liquidity and Capital Resources

As of June 30, 2019, we had reported (1) a current receivable for reimbursable expenses revenue of $75,000, (2) a current payable due to outside vendors of $156,055, (3) current accrued expenses for services provided of $28,669, (4) a non-current amount due to the NCMS of $1,438,140 and (5) an outstanding amount under the First Loan and Second Loan of $4,183,851.

As of December 31, 2018, we had reported (1) a current receivable for reimbursable expenses revenue of $25,000, (2) a current payable due to outside vendors of $202,503, (3) current accrued expenses for services provided of $65,751, (4) a non-current amount due to the NCMS of $1,270,464 and (5) an outstanding amount under the First Loan of $3,161,291.

As part of the Joint Venture discussions and transaction, CCHN incurred transaction-related outside advisor expenses that were ineligible for reimbursement under the First Loan. When these expenses became due and payable to the outside advisors, the NCMS settled the transaction-related amounts due on behalf of CCHN. The settlement of these transaction-related advances by the NCMS on behalf of CCHN had been recorded as a non-current liability, “Due to Class M Stockholder,” and at December 31, 2017, CCHN had recorded $162,221 of such advances in the non-current liability, “Due to Class M Stockholder.” As of June 30, 2019, this advanced amount remains outstanding, and it continues to be recorded in the non-current liability, “Due to Class M Stockholder.”

Also, since our inception, we have relied upon the resources and related expenses of the NCMS’s professional and administrative staffs to establish, conduct and perform CCHN’s activities. The cost of the NCMS staff time incurred to support CCHN has been calculated, and the staff time cost has been used as a basis for allocating the related expenses associated with the NCMS staff’s support. In 2018 and for the six months ended June 30, 2019, CCHN recorded $221,576 and $167,676, respectively, as the cost of the NCMS staff time incurred and related expenses as a “General and Administrative” expense. These amounts have been recorded as a non-current liability, “Due to Class M Stockholder.” As of June 30, 2019 and December 31, 2018, the total amount recorded as a non-current liability, “Due to Class M Stockholder,” for the cost of NCMS staff time incurred and related expenses is $1,438,140 and $1,270,464, respectively.

Going forward, CCHN will continue to draw upon the NCMS professional and administrative staffs in the performance of CCHN’s activities, and as such, CCHN will incur additional costs associated with the staffs’ performance of these activities. The non-current liability, “Due to Class M Stockholder,” amount will be settled no earlier than the “go-live” date of the Health Plan in February 2020.

Beginning in January 2017, Centene has agreed to reimburse CCHN up to $300,000 annually for certain launch, start-up and operational expenses incurred during fiscal years 2017, 2018 and 2019. For the six months ended June 30, 2019, we recorded reimbursable expenses revenue of $150,000 for such expenses incurred.

In addition, Centene has provided CCHN with the First Loan in an amount up to $2.5 million, secured by all of CCHN’s receivables from the CCHN Services Agreement, if any, and the partnership interest in the joint venture company. Borrowings under the term loan bear an interest rate of 6.75 percent. In addition, the First Loan requires CCHN to remit 60 percent of its Excess Cash Flows (as defined in our loan agreement with Centene) in repayment of amounts drawn. The loan amount may be increased in three increments of $500,000 up to an amount of $4.0 million if certain milestones are attained. CCHN received the first incremental increase of $500,000 on August 6, 2018, $500,000 on December 6, 2018 and $500,000 on February 21, 2019 for a total of $4.0 million.

On January 10, 2017, our loan agreement with Centene was amended and restated to include an additional funding provision that, if Carolina Complete Health is awarded and accepts a capitated Medicaid contract with the State of North Carolina, Centene has agreed to provide CCHN with a secondary multiple advance term loan, which, based upon the amount of net offering proceeds from the 2018 private placement and the Offering (as defined below), as well as CCHN’s use of net offering proceeds, could provide CCHN with a “Second Loan” (as described in Note 5, “Term Note,” to the financial statements contained in this report) of up to an additional $3.0 million in funding, which amount may be increased up to $4.0 million if, in consultation with Centene and in Centene’s sole discretion, CCHN has demonstrated good progress toward the establishment of the Provider Network.

On August 25, 2017, we entered the Second Amended and Restated Loan and Security Agreement (the “Second Amended Loan”), which amended and restated our prior loan agreement with Centene. Under the Second Amended Loan, the aggregate amount available under the Second Loan for payment of the qualifying expenses enumerated below will be reduced by an amount equal to 55 percent of the net offering proceeds, less the amount of such proceeds applied by CCHN to capital calls for Carolina Complete Health or to repay principal borrowed from Centene under the First Loan, the Second Loan or the Loan and Security Agreement to be entered upon the Joint Venture Closing (the “Loan and Security Agreement”). We began drawing on the Second Loan in May 2019.

The proceeds of the First Loan and Second Loan have been, will be, and may be, used for the following qualifying expenses: (1) personnel, consultants, third party service providers and other out-of-pocket operational, pre-operational and business development expenses related to (a) conducting and administering financings, (b) developing and retaining necessary operational capabilities, (c) ensuring regulatory compliance, (d) recruiting providers for the Provider Network and (e) compensating independent accountants and (2) legal expenses related to any financing and the development and review of provider agreements for the proposed Health Plan. In addition, the proceeds of the Second Loan may be used to repay amounts borrowed from Centene under the Loan and Security Agreement to fund a portion of CCHN’s initial capital contribution to the joint venture company at the Joint Venture Closing.

Based upon CCHN’s current operating plan, we believe, with the (1) continued deferral of payment for costs incurred for services provided to us by the NCMS, (2) up to $4.0 million currently available under the Second Loan and (3) retention of an amount available from the net offering proceeds, we will be able to sufficiently manage our activities and cash flow needs until February 2020.

On January 19, 2018, CCHN completed a private placement to certain federally qualified health centers and aspiring health centers and the NCCHCA of 1,505 shares of Class P Common Stock at a purchase price of $750.00 per share for an aggregate amount of approximately $1.13 million.

On March 12, 2018, the SEC qualified our offering statement on Form 1-A offering up to 20,000 shares of our Class P Common Stock pursuant to Regulation A of the Securities Act of 1933, as amended, on a continuous basis (the “Offering”). We are offering (subject to the SEC’s qualification of our most recent post-qualification amendment to the Form 1-A or any subsequently filed post-qualification amendment) one, but not more than one, share of Class P Common Stock, for a subscription price per share of $750.00, solely to physicians, physician assistants and nurse practitioners licensed or approved to practice, as applicable, in North Carolina who (i) participate in the Company’s health care provider network, (ii) reside in North Carolina, Georgia, South Carolina, Tennessee or Virginia and (iii) meet certain other eligibility criteria. The initial closing of the Offering is anticipated to occur, if at all, prior to the Joint Venture Closing.

In connection with the Joint Venture Closing, we will be required to contribute 45 percent of the net offering proceeds from the 2018 private placement and the Offering, together with an advance under the Loan and Security Agreement, to the capitalization of the joint venture company. In addition, we will be required to commit capital to Carolina Complete Health to satisfy certain statutory requirements. If we are not generating sufficient revenue to cover such capital calls, Centene has agreed to provide additional funding in the form of additional loans.

As described under “Recent Developments” above, in February 2019 Carolina Complete Health was awarded a regional NC Medicaid Contract, while each of its competitors that were awarded an NC Medicaid Contract received statewide contracts. The Joint Venture business model was based on the ability to capitalize on management-related economies of scale available when operating a statewide N.C. Medicaid Contract. The award of only two of the six regions means that the scale of the Health Plan, and thus the scale of our operations, will be smaller, which may result in lower revenues and a longer timeframe until profitability, or the business model may prove not the be financially viable.

As of December 31, 2018, the principal balance outstanding on the First Loan was $3,161,292 with accrued interest of $193,862. As of June 30, 2019, the principal balance outstanding on the First Loan and Second Loan was $4,183,851 with accrued interest of $319,766.

Off-Balance Sheet Arrangements

We do not engage in off-balance sheet financing activities. We do not have interest in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which we prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. “Critical accounting policies and estimates” are defined as those most important to the financial statement presentation and that require the most difficult, subjective or complex judgments. We base our estimates on various factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Under different assumptions and/or conditions, actual results of operations may materially differ. The most significant estimates impacting our financial statements relate to income taxes. We also have other policies that we consider key accounting policies, but these policies typically do not require us to make estimates or judgments that are difficult or subjective.

Income Taxes – CCHN follows the asset and liability method of accounting for income taxes. This method requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. If it is more likely than not that some portion of a deferred tax asset will not be realized, a valuation allowance is recorded.

CCHN recognizes the tax benefit or liability from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. CCHN recognizes interest and penalties related to income tax matters in income tax expense if incurred.

Subsequent Events – Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued. CCHN recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. CCHN’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are available to be issued. CCHN has evaluated subsequent events through September 18, 2019, which is the date the financial statements were available to be issued.

Item 2.	Other Information

None.

Item 3.	Financial Statements

Carolina Complete Health Network, Inc.

Balance Sheets

As of June 30, 2019 and December 31, 2018

	(Unaudited) June 30 2019	(Audited) December 31, 2018
Assets:
Current assets:
Cash and cash equivalents	$1,377,569	$1,210,388
Accounts receivable	75,000	25,000
Other receivable	-	1,028
Prepaid expenses	19,983	8,456
Total current assets	1,472,552	1,244,872

Property and equipment, net	$14,387	$3,505

Total assets	$1,486,939	$1,248,377

Liabilities and Stockholders’ deficit:
Liabilities:
Current liabilities:
Accounts payable	$156,055	$202,503
Accrued expenses	28,669	65,751
Total current liabilities	184,724	268,254
Non-current liabilities:
Term note	4,183,851	3,161,291
Due to Class M stockholder	1,438,140	1,270,464
Accrued interest	319,766	193,862
Total non-current liabilities	5,941,757	4,625,617

Total liabilities	$6,126,481	$4,893,871

Stockholders’ deficit:
Common stock - Class M, $0.01 par value; 1 share authorized; 1 share issued and outstanding at June 30, 2019 and December 31, 2018, respectively	1	1
Common stock - Class P, $0.01 par value; 40,000 shares authorized; 1,505 shares issued and outstanding as of June 30, 2019 and December 31, 2018, respectively	15	15
Additional Paid-in Capital	1,128,735	1,128,735
Stock subscription costs in advance of offering	(635,133)	(635,133)
Accumulated deficit	(5,133,160)	(4,139,112)
Total stockholders’ deficit	(4,639,542)	(3,645,494)

Total liabilities and stockholders’ deficit	$1,486,939	$1,248,377

The accompanying notes are an integral part of the financial statements.

Carolina Complete Health Network, Inc.

Statements of Operations

for the Six Months Ended

(Unaudited)

	June 30, 2019	June 30, 2018
Revenue
Reimbursable expenses	$150,000	$150,000
Total revenue	150,000	150,000

Operating costs and expenses
Quality and development	131,898	463,121
General and administrative	890,448	859,575
Total operating costs and expenses	1,022,346	1,322,696

Loss from operations	(872,346)	(1,172,696)

Other expenses
Interest expense, net	(121,702)	(54,698)
Other	-	(59)
Total other expenses	(121,702)	(54,757)

Net loss	$(994,048)	$(1,227,453)

Weighted average common stock shares outstanding
Basic	1,506	1,356
Net loss per common stock share basic	$(660)	$(905)
Diluted	3,010	2,709
Net loss per common stock share diluted	$(330)	$(453)

The accompanying notes are an integral part of the financial statements.

Carolina Complete Health Network, Inc.

Statements of Changes in Stockholders’ Deficit

for the Six Months Ended June 30, 2018 and June 30, 2019

(Unaudited)

	Class M Common Stock		Class P Common Stock		Class P Additional Paid In	Stock subscription costs in advance of	Accumulated	Total Stockholders’
	Shares	Par Value	Shares	Par Value	Capital	offering	deficit	Deficit
Balances at January 1, 2018	1	$1	-	$-	$-	$(462,703)	$(2,120,592)	$(2,583,294)
Issuance of Common Stock - Class P	-	-	1,505	15	1,28,735	-	-	1,128,750
Stock subscription costs in advance of offering	-	-	-	-	-	(133,688)	-	(133,688)
Net loss	-	-	-	-	-	-	(1,227,453)	(1,227,453)
Balances at June 30, 2018	1	$1	1,505	$15	$1,128,735	$(596,391)	$(3,348,045)	$(2,815,685)

	Class M Common Stock		Class P Common Stock		Class P Additional Paid In	Stock Subscription costs in advance of	Accumulated	Total Stockholders’
	Shares	Par Value	Shares	Par Value	Capital	offering	deficit	Deficit
Balances at January 1, 2019	1	$1	1,505	$15	$1,128,735	$(635,133)	$(4,139,112)	$(3,645,494)
Net loss	-	-	-	-	-	-	(994,048)	(994,048)
Balances at June 30, 2019	1	$1	1,505	$15	$1,128,735	$(635,133)	$(5,133,160)	$(4,639,542)

The accompanying notes are an integral part of the financial statements.

Carolina Complete Health Network, Inc.

Statements of Cash Flows

for the Six Months Ended

(Unaudited)

	June 30, 2019	June 30, 2018
Cash flows from operating activities
Net loss	$(994,048)	$(1,227,453)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation expense	1,044	59
Change in operating assets and liabilities:
Accounts receivable	(50,000)	(22,984)
Other receivables	1,028	-
Prepaid expenses	(11,527)	(11,430)
Accounts payable	(46,448)	25,789
Accrued expenses	(37,082)	251,960
Accrued interest	125,904	60,274
Due to Class M stockholder, non-current	167,676	221,576
Cash flows used in operating activities	(843,453)	(702,209)

Cash flows from investing activities
Purchase of property and equipment	(11,926)	(4,278)
Cash flows used in investing activities	(11,926)	(4,278)

Cash flows from financing activities
Borrowings on term note	1,022,560	815,131
Proceeds from issuance of Class P common stock	-	1,128,750
Advances from (repayment of advances from) investors	-	(979,250)
Stock subscription costs in advance of offering	-	(133,688)
Cash flows provided by financing activities	1,022,560	830,943

Net increase in cash and cash equivalents	167,181	124,456

Cash and cash equivalents, beginning of period	1,210,388	1,009,613

Cash and cash equivalents, end of period	$1,377,569	$1,134,069

The accompanying notes are an integral part of the financial statements.

Note 1 – Description of Operations and Summary of Significant Accounting Policies

Operations – Carolina Complete Health Network, Inc. (the “Company”), a Delaware corporation, was incorporated on May 19, 2016 as a wholly-owned subsidiary of the North Carolina Medical Society (the “NCMS”) in contemplation of the joint venture between the Company and a strategic partner. The joint venture is to be formed to facilitate the creation and successful operation of a patient-focused Medicaid health plan in North Carolina in response to pending Medicaid reform in North Carolina.

The Company will participate in the joint venture principally by building and operating a network of health care providers who will provide medical services under the health plan. During the interim period until the joint venture closes, in addition to hiring full-time employees, the Company will conduct its activities primarily by outsourcing its needed functions to NCMS professionals and staff, independent contractors, professional consultancy firms, third-party vendors or other such entities that can provide the capabilities required to recruit and retain providers to participate in the network of health care providers.

Once the joint venture closes, the Company’s fundamental business will be to continue recruiting, building, developing, managing, educating, operating, and maintaining the provider network for the purposes of providing services to the health plan.

The Company anticipates the joint venture closing to occur (notwithstanding its non-compliance with certain closing conditions) prior to the health plan’s “go-live” date on February 1, 2020.

Until the commencement of the health plan’s operations, the Company does not expect to generate any revenue from operations.

The Company’s headquarters are in Raleigh, NC.

Liquidity and Uncertainty – The Company continues to be subject to the risks and challenges associated with other companies at a similar formative stage, including dependence on key outside consultants, successful development and marketing of its network and related services, successful collaborations with partners, and the ability to secure adequate financing to support operations and future growth. In February 2019, the company operating the health plan was awarded a regional capitated Medicaid contract with the State of North Carolina (an “NC Medicaid Contract”), while each of its competitors that were awarded an NC Medicaid Contract received statewide contracts. The joint venture business model was based on the ability to capitalize on management-related economies of scale available when operating a statewide NC Medicaid Contract. The award of only two of the six regions means that the scale of the health plan, and thus the scale of the Company’s operations, will be smaller, which may result in lower revenues and a longer timeframe until profitability, or the business model may prove not the be financially viable. These conditions indicate that there is substantial doubt about the Company’s ability to continue as a going concern. As shown in the accompanying financial statements, the Company has incurred net losses and has an accumulated deficit of $4,639,542 and $3,645,494 at June 30, 2019 and December 31, 2018, respectively.

Since its inception on May 19, 2016, the Company’s 50 percent stockholder, the NCMS, has provided to the Company its professional and administrative staffs to establish, conduct, and perform the Company’s activities. The cost of the NCMS staff time incurred to support the Company has been calculated, and the staff time cost has been used as a basis for allocating the related expenses associated with the NCMS staff’s support (see Note 6).

Going forward, the Company will continue to draw upon the NCMS professional and administrative staffs in the performance of the Company’s activities, and as such, the Company will incur additional costs associated with the staffs’ performance of these activities. Consistent with such costs incurred through June 30, 2019 and December 31, 2018, these additional costs will be settled no earlier than the health plan’s “go-live” date.

Also, a strategic partner has funded the Company with a multiple advance term loan in the amount of $4.0 million, secured by all of the Company’s receivables, if any, and equity interest in the joint venture. Borrowings under the term loan bear an interest rate of 6.75 percent. The term loan requires the Company to remit a substantial percentage of its excess cash flow in repayment of amounts drawn and accrued interest. (see Notes 5 and 10).

The strategic partner has also funded the Company with an additional multiple advance term loan in an amount up to $3.0 million, which may be increased up to an amount of $4.0 million if, in consultation with the strategic partner and in its sole discretion, the Company has demonstrated good progress toward the establishment of the provider network. However, the aggregate amount available under the additional multiple advance term loan will be reduced by an amount equal to 55 percent of the net offering proceeds from the Company’s Regulation A offering of Class P Common Stock and the Company’s private placement of Class P Common Stock, less the amount of such proceeds applied by the Company to capital calls for the health plan company or to repay principal on borrowed funds. (see Notes 5 and 10).

The proceeds of the two multiple advance term loans have been, will be, and may be, used for (i) personnel, consultants, third party service providers and other out-of-pocket operational, pre-operational and business development expenses related to (a) conducting and administering financings, (b) developing and retaining necessary operational capabilities, (c) ensuring regulatory compliance, (d) recruiting providers for the provider network and (e) compensating independent accountants and (ii) legal expenses related to any financing and the development and review of provider agreements for the proposed health plan. In addition, the proceeds of the additional multiple advance term loan may be used to repay amounts borrowed from the strategic partner to fund a portion of the Company’s initial capital contribution to the joint venture company at the joint venture closing.

Based upon the Company’s current operating plan, it believes with the i) continued deferral of payment for costs incurred for services provided to it by the NCMS, ii) up to $4.0 million currently available under the additional multiple advance term loan and iii) retention of an amount available from the net offering proceeds, the Company will be able to sufficiently manage its activities and cash flow needs until February 2020 (see Note 5). If the Company is unable to obtain a significant amount of capital on acceptable terms to finance its operations, the growth of the Company may be materially and adversely affected.

Basis of Accounting – The Company’s financial statements have been prepared using the accrual method of accounting. In the opinion of the Company’s management, the accompanying financial statements include all adjustments necessary for the fair statement of the results for the periods presented.

Use of Estimates – The preparation of financial statements, in conformity with generally accepted accounting principles in the United States of America (U.S. GAAP), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and during the reporting period. The amounts ultimately realized from the assets or ultimately recognized as liabilities will depend on, among other factors, general business conditions, and could differ materially in the near-term from the carrying amounts reflected in the financial statements.

Reclassifications – Certain prior period amounts have been reclassified to conform to current classifications.

Cash and Cash Equivalents –The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. The Company places its temporary cash investments with high credit quality financial institutions. At June 30, 2019 and December 31, 2018, there were cash deposits of $1,137,251 and $960,576, respectively, in excess of amounts insured by the Federal Deposit Insurance Corporation.

Accounts Receivable - Accounts receivable is stated at the amount the Company expects to collect. Based on experience, management believes the amounts recorded are fully collectible. Therefore, no allowance for doubtful accounts has been recorded. In the event that an outstanding balance could not be collected, it would be written down with a charge against bad debt loss and a credit to the receivables balance. Past due status is determined based on contractual terms.

Property and Equipment – Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated by the straight-line method over estimated useful lives of the related assets, which is three years.

Income Taxes – The Company follows the asset and liability method of accounting for income taxes. This method requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. If it is more likely than not that some portion of a deferred tax asset will not be realized, a valuation allowance is recorded.

The Company recognizes the tax benefit or liability from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit or liability is measured based on the largest benefit or liability that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to income tax matters in income tax expense if incurred (see Note 8).

Reimbursable Expenses Revenue – Beginning in January 2017, the strategic partner agreed to reimburse the Company annually up to $300,000 for certain launch, start-up and operational expenses incurred during fiscal years 2017, 2018 and 2019.

Quality and Development Expenses – These expenses represent the costs incurred to recruit and retain a network of health care providers who will provide medical services under the health plan.

Subsequent Events – Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are available to be issued. The Company has evaluated subsequent events through September 18, 2019, which is the date the financial statements were available to be issued (see Note 12).

Net Loss Attributable to Stockholder and Net Loss Per Common Stock Shares – Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share (see Note 7).

Accounting for Leases - In February 2016, the Financial Accounting Standards Board (FASB) issued guidance that requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. This guidance was subsequently amended to establish a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

The new guidance is effective for the Company on January 1, 2019. A modified retrospective transition approach is required, applying the new guidance to all leases existing at the date of initial application. An entity may choose to use either (1) its effective date or (2) the beginning of the earliest comparative period presented in the financial statements as its date of initial application. If an entity chooses the second option, the transition requirements for existing leases also apply to leases entered into between the date of initial application and the effective date. The entity must also recast its comparative period financial statements and provide the disclosures required by the new guidance for the comparative periods. The Company does not have any lease agreements and the adoption of the new guidance for leasing arrangements does not have any impact on current or prior financial statements presented.

Note 2 – Property and equipment, net

Property and equipment consist of the following as of June 30, 2019 and December 31, 2018:

	June 30, 2019	December 30, 2018
Computer Equipment	$16,203	$4,277
Less: Accumulated Depreciation	(1,816)	(772)
Property and equipment, net	$14,387	$3,505

Depreciation expense was $1,044 for the six months ended June 30, 2019 and $772 for the year ended December 31, 2018.

Note 3 – Concentration with Vendors

At June 30, 2019, three vendors accounted for approximately 81 percent of the Company’s accounts payable. At December 31, 2018, two vendors accounted for 78 percent of the Company’s accounts payable.

Note 4 – Accrued expenses

Accrued expenses consist of the following as of June 30, 2019 and December 31, 2018:

	June 30, 2019	December 31, 2018
Accrued professional fees and outside contractors	$28,669	$3,227
Accrued bonus	-	62,524
Accrued expenses	$28,669	$65,751

Note 5 – Term Note

On May 20, 2016, the Company entered into a Loan and Security Agreement (the “Loan”) with its strategic partner. The strategic partner agreed to provide a multiple advance term loan in an amount up to $2.5 million, provided however, that upon the achievement of milestones, the amount of such Loan may be increased to an amount up to $4.0 million (the “First Loan”). The aggregate unpaid principal amount of all advances outstanding from time to time under the Loan bears interest at 6.75 percent per annum. Interest is due and payable quarterly in arrears, commencing on the first day of the fiscal quarter immediately following one of four Loan commitment termination dates available to the strategic partner, which dates are primarily tied to the State of North Carolina’s Medicaid proposal process, and then the first day of each succeeding fiscal quarter. Unless satisfied earlier, the Loan’s principal amount, all accrued interest and all other amounts due under the Loan agreement are due and payable on the tenth anniversary of the first interest payment date. The Loan is secured by all of the Company’s now owned or hereafter acquired receivables and equity of the joint venture companies.

On January 10, 2017, the parties agreed to an Amended and Restated Loan and Security Agreement (the “Amended Loan”). The Amended Loan provided for certain amendments and modifications to the Loan in order to provide for an additional multiple advance term loan in the amount of $3.0 million provided, however, that upon satisfaction of certain conditions in the sole discretion of the strategic partner, the amount may be increased to $4.0 million (the “Second Loan”).

On August 25, 2017, the parties agreed to a Second Amended and Restated Loan and Security Agreement (the “Second Amended Loan”). Under the Second Amended Loan, the aggregate amount available under the Second Loan will be reduced by an amount equal to 55 percent of the net offering proceeds from the Company’s Regulation A offering of

Class P Common Stock and the Company’s private placement of Class P Common Stock (see Note 10), less the amount of such proceeds applied by the Company to capital calls for the health plan company or to repay principal owed by the Company under its Term Note. In addition, the proceeds of the Second Loan may be used to repay amounts borrowed from the strategic partner to fund a portion of the Company’s initial capital contribution to the joint venture company at the joint venture closing. The Company began drawing on the Second Loan in May 2019.

The First Loan was increased by $500,000 on August 6, 2018, $500,000 on December 6, 2018 and $500,000 on February 21, 2019 for a total of $4.0 million.

The principal balance outstanding on the First Loan was $4,000,000 and $3,161,291 at June 30, 2019 and December 31, 2018, respectively. The principal balance on the Second Loan was $183,851 as of June 30, 2019 and $0 at December 31, 2018. Accrued interest was $319,766 and $193,862 at June 30, 2019 and December 31, 2018, respectively, and interest expense for the six-month period ended June 30, 2019 and June 30, 2018 was $125,904 and $60,274, respectively.

Note 6 – Due to Class M Stockholder

Since the Company’s inception on May 19, 2016, it has relied upon its 50 percent stockholder, and sole holder of the Company’s Class M Common Stock, the NCMS, to provide it with both working capital and transaction-related cash advances, as needed, as well as the resources and related expenses of the NCMS’s professional and administrative staffs to establish, conduct, and perform the Company’s activities.

As part of the joint venture discussions and transaction, the Company incurred transaction-related outside advisor expenses that were ineligible for reimbursement under the Loan. When these expenses became due and payable to the outside advisors, the NCMS settled the transaction-related amounts due on behalf of the Company. The settlement of these transaction-related advances by the NCMS on behalf of the Company have been recorded as a non-current liability, “Due to Class M Stockholder”, and at June 30, 2019 and December 31, 2018, the Company has recorded $162,221 of such advances in the non-current liability, Due to Class M Stockholder.

The Company continues to rely upon the resources and related expenses of the NCMS’s professional and administrative staffs to establish, conduct, and perform the Company’s activities. The cost of the NCMS staff time incurred to support the Company has been calculated, and the staff time cost has been used as a basis for allocating the related expenses associated with the NCMS staff’s support. For the six-month periods ended June 30, 2019 and June 30, 2018, the Company has recorded $167,676 and $221,576, respectively, as the cost of the NCMS staff time incurred and related expenses. These amounts have been recorded as a “General and Administrative” expense.

The non-current liability, Due to Class M Stockholder was $1,438,140 at June 30, 2019 and $1,270,464 at December 31, 2018.

The non-current liability, Due to Class M Stockholder amount will be settled no earlier than the “go-live” date of the health plan in February 2020.

Note 7 – Common Stock and Stockholders’ Deficit

Common Stock – The rights and privileges of holders of the Company’s Class M Common Stock and Class P Common Stock are apportioned based upon the number of “Common Stock Equivalents” held as follows: each holder of shares of Class P Common Stock shall be deemed to hold a number of Common Stock Equivalents equal to the number of shares of Class P Common Stock then held by such holder. Each holder of shares of Class M Common Stock shall be deemed to hold a number of Common Stock Equivalents equal to the number of shares of Class M Common Stock then held by such holder, multiplied by a fraction (i) the numerator of which is the aggregate number of shares of Class P Common Stock then outstanding (less, solely for the purposes of calculating Common Stock Equivalents pursuant to voting rights, the number of shares of Class P Common Stock that are then suspended from voting pursuant to any stockholders’ agreement entered into between the Company and the holders of Class P Common Stock), and (ii) the denominator of which is the aggregate number of shares of Class M Common Stock then outstanding. Accordingly, at all times, the holder or holders of Class M Common Stock will retain 50 percent of the aggregate voting power of the Company’s common stock and will have an interest in the Company equal to the aggregate of all holders of Class P Common Stock.

Basic earnings per common share is calculated using the weighted average shares of Class M and Class P Common Stock outstanding during the period. Diluted earnings per common share is calculated using the weighted average number of Common Stock Equivalents outstanding during the period. For the six-month periods ended June 30, 2019 and June 30, 2018, the weighted average number of Class M Common Stock Equivalents outstanding of 1,505 was included in the computation of diluted earnings per common share.

Private Placement of Class P Common Stock – On January 19, 2018, the Company completed a private placement of 1,505 shares of Class P Common Stock to certain federally-qualified health centers and aspiring health centers in North Carolina and the North Carolina Community Health Center Association (the “NCCHCA”) at a purchase price of $750.00 per share for aggregate proceeds of approximately $1.13 million (the “Private Placement”). The Class P Common Stock issued in the Private Placement represents a 50 percent equity interest in the Company.  At the joint venture closing, the Company is permitted to retain 55 percent of the Private Placement’s net proceeds, and the Company is obligated to use 45 percent of the Private Placement’s net proceeds to help fund its portion of the initial capitalization to the joint venture company. The Company expects to use the retained Private Placement proceeds for general working capital purposes, but it may also use such proceeds to fund capital calls for the health plan company or to repay principal owed by the Company under its Term Note.

Class P Shares
Outstanding on December 31, 2018	1,505
Shares Purchased	0
Outstanding on June 30, 2019	1,505

Regulation A Offering of Class P Common Stock – On March 12, 2018, the Securities and Exchange Commission (the “SEC”) qualified the Company’s offering statement on Form 1-A offering up to 20,000 shares of the Company’s Class P Common Stock pursuant to Regulation A of the Securities Act of 1933, as amended, on a continuous basis (the “Offering”). The Company is offering (subject to the SEC’s qualification of the Company’s most recent post-qualification amendment to the Form 1-A or any subsequently filed post-qualification amendment) one, but not more than one, share of Class P Common Stock, for a subscription price per share of $750.00, solely to physicians, physician assistants and nurse practitioners licensed or approved to practice, as applicable, in North Carolina who (i) participate in the Company’s health care provider network, (ii) reside in North Carolina, Georgia, South Carolina, Tennessee or Virginia and (iii) meet certain other eligibility criteria. Pursuant to the Amended Joint Venture Agreement (as defined below), at the joint venture closing, the Company is permitted to retain 55 percent of the Offering’s net proceeds, and the Company is obligated to use 45 percent of the Offering’s net proceeds to help fund its portion of the initial capitalization to the joint venture company. The Company expects to use the retained Offering’s net proceeds for general working capital purposes, but it may also use such proceeds to fund capital calls for the health plan company or to repay principal owed by the Company under its Term Note. The Class P Common Stock being offered in this Offering represents a 46.5 percent equity interest in the Company.

Note 8 – Income Taxes

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to the treatment of organizational costs, start-up costs, and accrued expenses.

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	June 30, 2019	December 31, 2018
Organizational and Start-up Costs	$985,648	$798,894
Accrued Expenses	67,151	40,711
Valuation Allowance	(1,045,582)	(837,093)
Deferred Tax Assets	$7,217	$2,512

Prepaid Expenses	$(4,196)	$(1,776)
Fixed Assets	(3,021)	(736)
Deferred Tax Liabilities	$(7,217)	$(2,512)

Net Deferred Tax Assets	$-	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required as of June 30, 2019 and December 31, 2018 due to uncertainty regarding future revenue generating activities. Therefore, a full valuation allowance of $1,045,582 and $837,093 was recorded as of June 30, 2019 and December 31, 2018, respectively.

The Company’s effective federal tax rate for the six-month period ended June 30, 2019 and the year ended December 31, 2018 differs from the statutory rate of 21% as follows:

	June 30, 2019	December 31, 2018
Expected Tax	$(208,750)	$(423,889)
Permanent Differences	262	848
Legislative Rate Change	-	-
Change in Valuation Allowance	208,488	423,041
Total	$-	$-

The Company does not have any uncertain tax positions. The Company has not recorded any interest or penalties in the financial statements as of June 30, 2019 and December 31, 2018.

Note 9 – Legal Proceedings

The Company may be subject to legal proceedings and litigation arising in the ordinary course of business, including, but not limited to, certain other third-party lawsuits, as well as other regulatory proceedings. The Company will record a liability when it believes that it is both probable that a loss has been incurred and the amount can be reasonably estimated. The Company periodically evaluates developments in its legal matters that could affect the amount of liability that it has previously accrued, if any, and makes adjustments as appropriate. Significant judgement is required to determine both the likelihood of there being, and the estimated amount of, a loss related to such matters, and the Company’s judgement may be incorrect. The outcome of any proceeding is not determinable in advance. Until the final resolution of any such matters that the Company may be required to accrue for, there may be an exposure to loss in excess of the amount accrued and such amounts could be material. There are no legal claims against the Company.

Note 10 – Joint Venture Agreement

On January 10, 2017, the NCMS announced that, working in conjunction with the NCCHCA, it had signed a definitive agreement with a strategic partner to collaborate on a patient-focused health plan in response to pending Medicaid reform in the State of North Carolina.

Under that agreement, the parties will work together in a joint venture to establish, organize and operate a patient-focused Medicaid health plan to provide managed care services in North Carolina. A key feature of the joint venture will be the active participation of physicians in the ownership and governance of the health plan. The strategic partner will generally manage the health plan’s financial and daily operations. The Company will generally manage the provider network for the health plan.

The closing of the joint venture is subject to a number of conditions including, among other conditions, (i) the company operating the health plan having been awarded and accepted an NC Medicaid Contract; (ii) the number of subscribing investors in the Company’s Offering and the number of investors attributable to subscribing investors in the Company’s Private Placement must be at least 10,000 in the aggregate (the “Investor Threshold Condition”) prior to the earlier of (a) the date that is 10 business days prior to the deadline for submitting proposals for the contract with the State of North Carolina (the “Submission Deadline”) and (b) the date that is 12 months after the offering statement on Form 1-A for the Company’s public offering is qualified by the Securities and Exchange Commission; and (iii) on or prior to the Submission Deadline, the provider network must have satisfied the provider participation requirements established by the State of North Carolina with respect to network adequacy (the “Network Adequacy Condition”).

On August 25, 2017 the joint venture parties entered into an Amended and Restated Joint Venture Agreement (the “Amended Joint Venture Agreement”). Under the Amended Joint Venture Agreement, the Company will own a 20 percent general partnership interest of the joint venture company, which in turn, will own 100 percent of the health plan company.

Pursuant to the Amended Joint Venture Agreement, if the joint venture closing occurs, the Company is permitted to retain 55 percent of the Offering’s net proceeds and 55 percent of the Company’s Private Placement proceeds, and the Company is obligated to use 45 percent of the Offering’s net proceeds and 45 percent of the Private Placement proceeds to help fund its portion of the initial capitalization to the joint venture company at the joint venture closing. The Company expects to use the retained Offering’s net proceeds and Private Placement proceeds for general working capital purposes, but it may also use such proceeds to fund capital calls for the health plan company or to repay principal owed by the Company under its Term Note (see Note 6).

On October 2, 2018, the joint venture parties entered into the First Amendment (the “Amendment”) to the Amended Joint Venture Agreement. The Amendment extended the deadline by which the Investor Threshold Condition must be met to June 30, 2019 and the deadline by which the Network Adequacy Condition must be met to the date that is 10 business days prior to the closing of the joint venture. The Amendment also removes the strategic partner’s right to terminate the Amended Joint Venture Agreement if the Network Adequacy Condition is not met by the Submission Deadline and extended the outside date for the joint venture closing from March 31, 2019 to September 30, 2019.

The Amendment also includes an agreement for the strategic partner to provide an option to the Company to acquire 20% of its Health Insurance Exchange product being offered in North Carolina (the “Marketplace Initiative”) on terms and conditions to be determined by the joint venture parties in exchange for the Company’s and the NCMS’s waiver of any restrictions in the Amended Joint Venture Agreement or other agreements among the joint venture parties that would require the Marketplace Initiative to be owned directly through the joint venture.

The Company anticipates the closing of the joint venture to occur (notwithstanding its non-compliance with certain closing conditions) prior to the health plan’s “go-live” date on February 1, 2020.

Note 11 – Related-Party Transactions

Under a Master Services Agreement with Biologue, Inc. (the “Biologue Agreement”), effective January 2, 2017, Dr. Jeffrey W. Runge provides certain executive duties necessary for the Company to build and operate a provider network. On March 14, 2017, Dr. Runge was appointed Chief Executive Officer and President of the Company and was appointed to the Company’s Board of Directors. Pursuant to the Biologue Agreement, during 2017 Dr. Runge was to provide up to 84 hours of service per calendar month, with additional hours provided as agreed in advance by Dr. Runge and the Company. For the period of January 2, 2018 through September 30, 2018, Dr. Runge was to provide an aggregate of 1,080 billable work hours, with hours in excess of 120 hours per month to be agreed in advance by Dr. Runge and the Company. For the period from October 1, 2018 through December 28, 2018, Dr. Runge was to provide an aggregate of 200 billable work hours, with hours in excess of 65 per month to be agreed in advance by Dr. Runge and the Company. For 2019, the Company and Dr. Runge have agreed that Dr. Runge will be compensated for no more than 60 billable work hours per month without written notice from the Company.

The Company has agreed to compensate Dr. Runge for his time at a rate of $248 per hour in 2017 and 2018 and $250 per hour in 2019, and has agreed to reimburse Dr. Runge for all reasonable out of pocket expenses incurred in the provision of his services, provided that expenses in excess of $250 are subject to prior approval of the Company. The Biologue Agreement contains customary confidentiality and indemnification obligations on behalf of the Company and Dr. Runge, and the Biologue Agreement will continue until either party provides 30 days’ written notice of termination. At June 30, 2019 and December 31, 2018, the amount due to Biologue, Inc. was $32,782 and $124,574, respectively.

Note 12 – Subsequent Events

The Company has evaluated the impact of subsequent events through September 18, 2019, which is the date the financial statements were available to be issued.

Term Note – The First and Second loan principal balances as of September 18, 2019 were $4,000,000 and $537,405, respectively (see Note 5). Accrued interest as of September 18, 2019 was $384,751.

Item 4.	Exhibits

Exhibit Index

Exhibit Number	Exhibit Description
2.1	Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 2.1 to our Offering Statement on Form 1-A filed with the SEC on February 2, 2018)
2.2	Amended and Restated Bylaws (incorporated herein by reference to Exhibit 2.2 to our Offering Statement on Form 1-A filed with the SEC on February 2, 2018)
2.3	Form of Amended and Restated Bylaws (incorporated herein by reference to Exhibit 2.3 to our Offering Statement on Form 1-A filed with the SEC on February 2, 2018)
3.1	Form of Participating Provider Agreement (incorporated herein by reference to Exhibit 3.1 to our Offering Statement on Form 1-A filed with the SEC on February 2, 2018)
3.2	Stockholders’ Agreement by and among CCHN and the holders of Class P Common Stock (incorporated herein by reference to Exhibit 3.2 to our Offering Statement on Form 1-A filed with the SEC on February 2, 2018)
3.3	Second Amended and Restated Loan and Security Agreement, dated August 25, 2017, by and between CCHN and Centene (incorporated herein by reference to Exhibit 3.3 to our Offering Statement on Form 1-A filed with the SEC on February 2, 2018)
3.4+	Form of Loan and Security Agreement by and between CCHN and Centene (incorporated herein by reference to Exhibit 3.4 to our Offering Statement on Form 1-A filed with the SEC on February 2, 2018)
4.1	Form of Subscription Agreement (incorporated herein by reference to Exhibit 4.1 to our Offering Statement on Form 1-A filed with the SEC on February 2, 2018)
6.1#	Amended and Restated Joint Venture Agreement, dated August 25, 2017, by and among Centene, Centene Sub, the NCMS and CCHN (incorporated herein by reference to Exhibit 6.1 to our Offering Statement on Form 1-A filed with the SEC on February 2, 2018)
6.2	First Amendment to Amended and Restated Joint Venture Agreement, dated October 2, 2018, by and among Centene, Centene Sub, the NCMS and CCHN (incorporated herein by reference to Exhibit 6.1 to our Current Report on Form 1-U filed with the SEC on October 4, 2018)
6.3#	Partnership Agreement, dated August 29, 2017, by and among the Joint Venture Company, CCHN, Centene and Centene Sub (incorporated herein by reference to Exhibit 6.2 to our Offering Statement on Form 1-A filed with the SEC on February 2, 2018)
6.4+#	Form of Amended and Restated Partnership Agreement by and among the Joint Venture Company, CCHN, Centene and Centene Sub (incorporated herein by reference to Exhibit 6.3 to our Offering Statement on Form 1-A filed with the SEC on February 2, 2018)
6.5	Services and License Agreement, dated January 10, 2017, between Centene and CCHN (incorporated herein by reference to Exhibit 6.4 to our Offering Statement on Form 1-A filed with the SEC on February 2, 2018)
6.6	First Amendment to Services and License Agreement, dated August 25, 2017, between Centene and CCHN (incorporated herein by reference to Exhibit 6.5 to our Offering Statement on Form 1-A filed with the SEC on February 2, 2018)
6.7+#	Form of Network License and Management Services Agreement by and between Carolina Complete Health and CCHN (incorporated herein by reference to Exhibit 6.6 to our Offering Statement on Form 1-A filed with the SEC on February 2, 2018)
6.8	Master Services Agreement, effective January 2, 2017, between Biologue, Inc. and CCHN (incorporated herein by reference to Exhibit 6.7 to our Offering Statement on Form 1-A filed with the SEC on February 2, 2018)
6.9	Schedule of Work No. 2 to Master Services Agreement, dated December 7, 2018, between Biologue, Inc. and CCHN (incorporated herein by reference to Exhibit 6.9 to our Annual Report on Form 1-K filed with the SEC on April 30, 2019)
6.10	Schedule of Work No. 3 to Master Services Agreement, dated December 6, 2018, between Biologue, Inc. and CCHN (incorporated herein by reference to Exhibit 6.10 to our Annual Report on Form 1-K filed with the SEC on April 30, 2019)
6.11	Form of Escrow Services and Custody Agreement by and between CCHN and Folio (incorporated herein by reference to Exhibit 6.8 to our Offering Statement on Form 1-A filed with the SEC on February 2, 2018)

+ To be entered into upon the Joint Venture Closing.

# Schedules or similar attachments omitted pursuant to Item 17 of Form 1-A. CCHN will supplementally furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAROLINA COMPLETE HEALTH NETWORK, INC.

Date: September 18, 2019	By:	/s/ Jeffrey W. Runge
	Name:	Jeffrey W. Runge, MD
	Title:	President and Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jeffrey W. Runge	President and Chief Executive Officer	September 18, 2019
Jeffrey W. Runge, MD	(Principal Executive Officer)

/s/ Stephen W. Keene	Secretary-Treasurer	September 18, 2019
Stephen W. Keene, MBA, JD, LLM	(Principal Financial and Accounting Officer)